                                                                    EXHIBIT 20.2

                          PRO FORMA UNAUDITED COMBINED
                         CONDENSED FINANCIAL STATEMENTS

  The following pro forma unaudited combined condensed financial statements give effect to the merger of Lycos and Ventures, to be accounted for under the purchase method of accounting. For pro forma purposes the financial statements of Ventures for the twelve months ended June 30, 1998 have been combined with the financial statements of Lycos for the years ended July 31, 1998. For the six months ended January 31, 1999, the financial statements of Lycos have been combined with the financial statements of Ventures for the six months ended December 31, 1998. The pro forma unaudited combined condensed balance sheet presents the combined financial position of Lycos and Ventures as of January 31, 1999 assuming that the merger had occurred as of January 31, 1999. The pro forma unaudited combined condensed statements of operations present the combined financial results of Lycos, WhoWhere? and Ventures assuming that the proposed mergers had occurred as of August 1, 1997. Such pro forma information is based on the historical financial statements of Lycos, WhoWhere? and Ventures and should be read in conjunction with the historical financial statements and notes thereto of Lycos and Ventures included elsewhere or incorporated by reference in this proxy statement/prospectus. The pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been consummated as of the assumed dates nor are they necessarily indicative of future operating results or financial position.

                                  LYCOS, INC.

              PRO FORMA UNAUDITED COMBINED CONDENSED BALANCE SHEET
                                 (in thousands)

                                  1/31/99  12/31/98  Pro forma      Pro forma
                                   Lycos   Ventures Adjustments    as adjusted
                                  -------- -------- -----------    -----------
             ASSETS
             ------
Cash and cash equivalents........ $135,167 $37,252                  $172,419
Escrow receivable................            4,610     (4,610)(g)
Accounts receivable, less
 allowance.......................   14,573   7,535                    22,108
License fees receivable..........   32,179                            32,179
Other current assets.............   16,290     630                    16,920
                                  -------- -------   --------       --------
    Total current assets.........  198,209  50,027     (4,610)       243,626
Property and equipment, less
 accumulated depreciation........    5,734   3,569                     9,303
Intangible assets, net...........  215,697            346,719 (a)    562,416
Other assets.....................   45,275     155                    45,430
                                  -------- -------   --------       --------
    Total assets................. $464,915 $53,751   $342,109       $860,775
                                  ======== =======   ========       ========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
  -----------------------------
Accounts payable and accruals.... $ 14,734 $13,905                  $ 28,639
Deferred revenues................   34,485      80                    34,565
Other current liabilities........    1,393     653                     2,046
                                  -------- -------                  --------
    Total current liabilities....   50,612  14,638                    65,250
Notes payable--long-term.........    1,220                             1,220
Long term portion of deferred
 revenues........................   27,840                            27,840
Other non-current liabilities....       27     710                       737
Redeemable convertible preferred
 stock...........................           24,558                    24,558
Stockholders' equity.............  385,216  13,845    346,719 (a)    741,170
                                                       (4,610)(g)
                                  -------- -------   --------       --------
    Total liabilities and
     stockholders' equity........ $464,915 $53,751   $342,109       $860,775
                                  ======== =======   ========       ========

 See accompanying Notes to the Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  LYCOS, INC.

         PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENT OF OPERATIONS
                 (in thousands except share and per share data)

                                       Six Months Ended
                          ---------------------------------------------------
                                                                   Pro forma
                           1/31/99    12/31/98       Pro forma         as
                            Lycos     Ventures      Adjustments     adjusted
                          ----------  ---------     -----------    ----------
Total revenues..........  $   55,336  $  14,689                    $   70,025
Cost of revenues........      11,740      6,050                        17,790
                          ----------  ---------      ---------     ----------
    Gross profit........      43,596      8,639                        52,235
Operating expenses
  Research and
   development..........      11,359                                   11,359
  Sales and marketing...      34,217     12,686                        46,903
  General and
   administrative.......       5,588      7,461                        13,049
  Amortization of
   intangible assets....      23,413                    34,672 (a)     58,085
                          ----------  ---------      ---------     ----------
    Total operating
     expenses...........      74,577     20,147         34,672        129,396
Operating loss..........     (30,981)   (11,508)       (34,672)       (77,161)
Interest income, net....       3,512                                    3,512
Gain on sale of
 investments............      10,120                                   10,120
                          ----------  ---------      ---------     ----------
Net loss................  $  (17,349) $ (11,508)(d)  $ (34,672)    $  (63,529)
                          ==========  =========      =========     ==========
Basic and diluted net
 loss per share.........  $    (0.41)                              $    (1.40)(b)
                          ==========                               ==========
Weighted average shares
 used in computing basic
 and diluted net loss
 per share..............  42,433,178                 3,084,674 (c) 45,517,852
                          ==========                 =========     ==========



 See accompanying Notes to the Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  LYCOS, INC.

         PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENT OF OPERATIONS
                 (in thousands except share and per share data)

                                           Twelve Months Ended
                          -------------------------------------------------------------
                           7/31/98     7/31/98  6/30/98       Pro forma      Pro forma
                            Lycos     WhoWhere? Ventures     Adjustments    as adjusted
                          ----------  --------- --------     -----------    -----------
Total revenues..........  $   56,060   $ 6,984  $ 16,219                    $   79,263
Cost of revenues........      12,513     2,041    10,515                        25,069
                          ----------   -------  --------      ---------     ----------
    Gross profit........      43,547     4,943     5,704                        54,194
Operating expenses
  Research and
   development..........       9,478     2,729                                  12,207
  In process research
   and development......      17,280       797                                  18,077
  Sales and marketing...      35,035     5,497     8,619                        49,151
  General and
   administrative.......       5,631     4,226     9,830                        19,687
  Amortization of
   intangible assets....       7,614                             69,344 (a)    108,321
                                                                 31,363 (e)
                          ----------   -------  --------      ---------     ----------
    Total operating
     expenses...........      75,038    13,249    18,449        100,707        207,443
Operating loss..........     (31,491)   (8,306)  (12,745)      (100,707)      (153,249)
Interest income, net....       3,052      (201)                                  2,851
                          ----------   -------  --------      ---------     ----------
Net loss................  $  (28,439)  $(8,507) $(12,745)(d)  $(100,707)    $ (150,398)
                          ==========   =======  ========      =========     ==========
Basic and diluted net
 loss per share.........  $    (0.92)                                       $    (3.95)
                          ==========                                        ==========
Weighted average shares
 used in computing basic
 and diluted net loss
 per share..............  30,932,982                          7,179,272 (f) 38,112,254 (g)
                          ==========                          =========     ==========


 See accompanying Notes to the Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  LYCOS, INC.

              NOTES TO THE PRO FORMA UNAUDITED COMBINED CONDENSED
                             FINANCIAL INFORMATION

Pro Forma Adjustments and Assumptions

  (a) The pro forma unaudited combined condensed financial statements reflect the acquisition of Ventures for approximately $365.6 million, including costs of acquisition, of which approximately $251.7 million was allocated to intangible assets. Assuming, for pro forma purposes that the merger was consummated on January 31, 1999, the purchase price per class of Ventures capital stock would have been comprised of the following approximate components:

                                        Number of shares       Value of
       Ventures class of stock         Lycos common stock Lycos common stock
       -----------------------         ------------------ ------------------
Common Stock and common stock options     206,763 shares    $ 24.3 million
      Series A preferred stock          1,889,779 shares     222.9 million
      Series B preferred stock            176,610 shares      20.7 million
      Series C preferred stock            812,522 shares      94.4 million

  Each class of Ventures stock will convert into Lycos common stock at the effective time of the merger, as discussed on page 37. Substantially all options to purchase Ventures common stock are expected to be exercised prior to the closing of the merger. The exercise of all oustanding Ventures options will increase Ventures cash balance by approximately $1.5 million prior to the merger, with no impact to the pro forma financial statements at January 31, 1999. The purchase price also consists of $3.3 million of merger related costs incurred by Lycos. The merger related costs consist primarily of investment banker, legal and accounting fees directly related to the merger. Intangible assets will be amortized over a period of five years. The pro forma adjustments reflect twelve months of amortization expense for the year ended July 31, 1998, assuming the transaction had occurred on August 1, 1997. Based on preliminary estimates, approximately $1 million to $5 million of the purchase price will be allocated to acquired in-process research and development, which will be charged to operations during the quarter in which the merger is consummated. For the purpose of the following presentation and the pro forma unaudited combined condensed financial statements, $5 million was used as the amount of acquired in-process research and development. The number of shares of Lycos common stock assumed issued in the pro forma financial statements is approximately 3.1 million. This amount assumes a 20-day average closing stock price of Lycos common stock at the upper collar limit, which represents the maximum share price subject to the collar contained in the merger agreement. This amount also assumes that the Ventures cash balance will be approximately $25 million and paid by Lycos in stock which is also subject to the upper collar limit. The actual number of shares of Lycos common stock to be issued will be determined at the effective date of the merger based on the average closing stock price as defined by the merger agreement.

  The following represents the allocation of the purchase price over the historical net book values of the acquired assets and liabilities of Ventures at December 31, 1998, and is for illustrative pro forma purposes only. Actual fair values will be based on financial information as of the acquisition date. The actual purchase price will be determined based on an average closing price of Lycos' common stock over a few days prior to consummation of the merger. Had the merger closed on May 14, 1999, the purchase price would be approximately $327.4 million based upon an average Lycos stock price of $105.06 per share. Additionally an 1/8th percent fluctuation in the price of Lycos common stock used in preparing the pro forma financial statements would increase or decrease pro forma amortization of intangible assets and pro forma net loss by $15,000 for the six months ended January 31, 1999 and $29,000 for the year ended July 31, 1998, with no material impact on pro forma net loss per share for either period. Assuming the transaction had occurred on January 31, 1999, the allocation would have been as follows (in thousands):

                                                                       Ventures
                                                                       --------
   Assets acquired:
     Cash and cash equivalents........................................ $ 37,252
     Accounts receivable, net.........................................    7,535
     Property and equipment...........................................    3,569
     Other assets.....................................................    5,395
     In-process research and development..............................    5,000
     Developed technology, goodwill and other intangible assets.......  346,719
   Liabilities assumed:
     Accounts payable and accrued expenses............................  (13,905)
     Deferred revenues................................................      (80)
     Other liabilities................................................   (1,363)
     Redeemable convertible preferred stock...........................  (24,558)
                                                                       --------
     Purchase price................................................... $365,564
                                                                       ========

  The pro forma adjustments reconcile the historical balance sheet of Ventures at December 31, 1998 to the allocated purchase price assuming the transaction had occurred on January 31, 1999.

  (b) The pro forma basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. The calculation of the weighted average number of shares outstanding assumes that all shares of Lycos' common stock issued in its acquisitions were outstanding for the entire period. Pro forma diluted net loss per common share equals basic net loss per common share.

  (c) The pro forma adjustment assumes the conversion of shares of Ventures capital stock upon acquisition of Ventures by Lycos.

  (d) Does not include results from discontinued operations or any tax amounts recorded or assumed to be recoverable by Ventures.

  (e) Lycos acquired WhoWhere? Inc. for approximately $158.2 million in August 1998, including costs of acquisition, of which approximately $156.8 million was allocated to intangible assets. Goodwill and other intangible assets and developed technology are amortized over a period of five years. The pro forma adjustments reflect twelve months of amortization expense for the year ended July 31, 1998, assuming the transaction had occurred on August 1, 1997.

  The following represents the allocation of the purchase price over the historical net book values of the acquired assets and liabilities of WhoWhere? at July 31, 1998, and is for illustrative pro forma purposes only. Actual fair values were based on financial information as of the acquisition date of August 13, 1998. Assuming the transaction had occurred on July 31, 1998, the allocation would have been as follows (in thousands):

                                                                     WhoWhere?,
                                                                        Inc.
                                                                     ----------
   Assets acquired:
     Cash and cash equivalents......................................  $  2,004
     Accounts receivable, net.......................................     2,472
     Property and equipment.........................................     3,129
     Other assets...................................................     2,156
     Developed technology, goodwill and other intangible assets.....   156,813
   Liabilities assumed..............................................    (8,392)
                                                                      --------
     Purchase price.................................................  $158,182
                                                                      ========

  (f) The pro forma adjustment assumes the conversion of shares of WhoWhere? common stock and Ventures common stock upon acquisition of WhoWhere? and Ventures by Lycos.

  (g) In accordance with the merger agreement, subject to certain exceptions, Lycos will distribute any cash that may be received from the Ventures' escrow receivable back to Ventures.